UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

VerifyMe, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92346X107
(CUSIP Number)

Laurence Blickman
Clinton Square, 75 S. Clinton Ave.
Suite 510 Rochester, NY 14604 (585)-736-9400

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Laurence Blickman

2. Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
17,461,209 (1)
8. Shared Voting Power
0
9. Sole Dispositive Power
17,461,209 (1)
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,461,209 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
19.72% (2)
14. Type of Reporting Person
IN

(1)
Determined as of May 7, 2018. Consists of 688,426 shares of common stock held by the Blickman 2005 Family Trust; 2,517,863 shares of common stock underlying warrants exercisable at $0.15 per share and 7,936,481 shares of common stock held by the Laurence J. Blickman ’91 Trust; 5,158,381 shares of common stock held by the Laurence J. Blickman Defined Benefit Plan; 1,156,529 shares of common stock held by the Blickman SEP IRA; and 3,529 warrants exercisable at $4.25 per share, held directly by the Filing Person.

(2)	Based upon 86,045,708 shares outstanding by the Issuer as of May 7, 2018.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of VerifyMe, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Clinton Square, 75 S. Clinton Ave, Suite 510 Rochester, NY 14604.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Laurence Blickman (the “Filing Person”).

(b) The Filing Person’s principal business address is 1350 Bayshore Highway, Suite 900
Burlingame, CA 94010.

(c) The Filing Person’s present principal occupation is serving as a Senior Managing Director of Cushman & Wakefield.

(d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Filing Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Filing Person previously purchased shares of the Issuer’s class of Series C and Series D Convertible Preferred Stock which were converted into shares of the Issuer’s common stock as of June 30, 2017. Additionally, in 2017 the Filing Person made loans to the Issuer in the total amount of $276,000, which were converted into shares of the Issuer’s common stock and warrants to purchase shares of the Issuer as of June 30, 2017. The Filing Person acquired additional shares of the Issuer through open market purchases and participation in the Issuer’s private placements. The Filing Person holds a number of warrants as discussed in note (1) above.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure under Item 3, above, is incorporated by reference herein.

The Filing Person was appointed to the Board of Directors (the “Board”) of the Issuer on July 14, 2017. The Filing Person, in his capacity as a member of the Board, may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board and the Issuer’s management.

Depending on market conditions, the Filing Person may also acquire additional shares of the Issuer in his personal capacity, subject to Section 16(b) of the Securities Exchange Act of 1934. The Filing Person has regularly purchased common stock in the open market and plans to do so in the future if favorable prices exist.

As disclosed in the Issuer’s Form 8-K filed on March 22, 2018, the Issuer is currently offering all holders of the Issuer’s $0.15 warrants the option to exercise their warrants at a reduced exercise price of $0.10 per share. The Filing Person paid $344,123.70 to exercise 3,441,237 warrants under this program during the period.

Other than as described herein, the Filing Person does not have any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information required by Items 5(a)-(b) is set forth in Rows (7)-(13) of the cover page and the footnotes thereto and is incorporated herein by reference.

(c) The Filing Person effected the following transactions in the past 60 days:

- On March 16, 2018, the Filing Person exercised 615,000 warrants of the Issuer at an exercise price of $0.10 per share. The exercise was disclosed in the Filing Person’s Form 4 filed on March 20, 2018.

- On April 10, 2018, the Filing Person acquired a total of 130,554 shares and 85,254 warrants of the Issuer in connection with the distribution of securities by an investment fund managed by a third party. On the same day the Filing Person exercised all 85,254 warrants of the Issuer at an exercise price of $0.10 per share. The acquisition and exercise were disclosed in the Filing Person’s Form 4 filed on April 12, 2018.

- On April 20, 2018, the Filing Person purchased 32,350 shares of the Issuer in the open market at an average price of $0.2715 per share. The purchase was disclosed in the Filing Person’s Form 4 filed on April 23, 2018.

- On April 30, 2018, the Filing Person purchased 10,000 shares of the Issuer in the open market at an average price of $0.279 per share. The purchase was disclosed in the Filing Person’s Form 4 filed on May 2, 2018.

- On May 1, 2018, the Filing Person purchased 10,000 shares of the Issuer in the open market at an average price of $0.2699 per share. The purchase was disclosed in the Filing Person’s Form 4 filed on May 2, 2018.

- On May 3, 2018, the Filing Person purchased 10,300 shares of the Issuer in the open market at an average price of $0.2608 per share. The purchase was disclosed in the Filing Person’s Form 4 filed on May 4, 2018.

- On May 4, 2018, the Filing Person purchased 10,000 shares of the Issuer in the open market at an average price of $0.27 per share. The purchase was disclosed in the Filing Person’s Form 4 filed on May 8, 2018.

- On May 7, 2018, the Filing Person purchased 10,000 shares of the Issuer in the open market at an average price of $0.2652 per share. The purchase was disclosed in the Filing Person’s Form 4 filed on May 9, 2018.

(d) To the best knowledge of the Filing Person, no person, other than the Filing Person, is known to have an interest equal to 5% or more of the Issuer’s common stock resulting from the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is incorporated herein by reference. Other than as described in this Schedule 13D, to the knowledge of the Filing Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2018
Date

/s/ Laurence Blickman
Laurence Blickman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.